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                                      EXHIBIT A
                      POWER-ONE, INC. 1996 STOCK INCENTIVE PLAN

                                  AMENDMENT TO PLAN

          Section 1.4.1(a) shall be replaced by the following paragraph:

          "(a) AGGREGATE LIMIT. The maximum number of Shares subject to outstanding Awards granted to Eligible Persons under this Plan and available for additional Awards under this Plan shall not exceed 1,000,000 plus 10% of the total of (i) the number of Shares outstanding on each December 31 beginning on December 31, 1997, less
          (ii) the largest number of Shares outstanding on any previous December 31; provided, however, that the above equation shall never result in a decrease in the maximum number of shares available under this Plan.